UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

Hugh T. Regan, Jr., Treasurer and Chief Financial Officer
inTEST Corporation, 804 East Gate Drive, Suite 200, Mt. Laurel, NJ 08054 (856) 505-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2017
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Estate of Alyn R. Holt
2.	Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
3.		SEC use only
4.		Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by amount in Row (11) 0.0%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Connie Holt GST Exempt Residuary Trust u/a dated 12/10/14
2.	Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
3.		SEC use only
4.		Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐	☐
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by amount in Row (11) 0.0%
14.		Type of Reporting Person* OO

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Kristen Holt Thompson
2.	Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
3.		SEC use only
4.		Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 115,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 115,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 115,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by amount in Row (11) 1.1%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Holt Charitable Remainder Unitrust u/a Dated 5/22/00
2.	Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
3.		SEC use only
4.		Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 115,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 115,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 115,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by amount in Row (11) 1.1%
14.		Type of Reporting Person* OO

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
2.	Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
3.		SEC use only
4.		Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by amount in Row (11) 0.0%
14.		Type of Reporting Person* OO

Schedule 13D/A
 Amendment No. 10

 The information in this Amendment No. 11 to Schedule 13D (this “Tenth Amendment” or this “13D/A”) amends and restates the Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, No. 9 and No. 10 to the Schedule 13D (collectively, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Alyn R. Holt and the other Reporting Persons therein described on May 7, 2010, May 27, 2010, August 4, 2010, May 24, 2011, May 25, 2012, May 31, 2013, December 22, 2016, March 30, 2017, June 19, 2017, July 7, 2017, and July 13, 2017, respectively, relating to the common stock, par value $0.01 per share (the “Common Stock”), of inTEST Corporation. This Eleventh Amendment is filed to reflect the disposition of Common Stock by Kristen Holt Thompson as executor of the Estate of Alyn R. Holt.

Item 5.	Interest in Securities of the Issuer.
	a.	See Items 11 and 13 on the cover page.

	b.	See Items 7 through 10 on the cover page.

	c.	See Annex A.

d.
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on herein, other than the direct owner of such shares.

	e.	On October 20, 2017, Kristen Holt Thompson ceased to be the beneficial owner of more than five percent of the inTEST Corporation’s Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2018

By:	/s/ David A. Sirignano* Kristen Holt Thompson, Executor Estate of Alyn R. Holt	By:	/s/ David A. Sirignano* Kristen Holt Thompson, Trustee Holt Charitable Remainder Unitrust u/a Dated 5/22/00

By:	/s/ David A. Sirignano* Kristen Holt Thompson	By:	/s/ David A. Sirignano* Kristen Holt Thompson, Trustee Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
By:
/s/ David A. Sirignano*
Kristen Holt Thompson, Trustee
 Connie Holt GST Exempt Residuary Trust u/a Dated 12/10/14

* Pursuant to Power of Attorney filed as Exhibit 99.1 to the Schedule13D/A, filed on June 19, 2017.

Annex A

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
July 14, 2017	0	13,534	$6.8899	Open market sale of shares of Common stock held by the Estate of Alyn R. Holt
October 12, 2017	0	43,847	$9.8448	Open market sale of shares of Common stock held by the Estate of Alyn R. Holt
October 13, 2017	0	86,524	$9.7940	Open market sale of shares of Common stock held by the Estate of Alyn R. Holt
October 16, 2017	0	136,200	$9.7231	Open market sale of shares of Common stock held by the Estate of Alyn R. Holt
October 17, 2017	0	67,672	$9.7057	Open market sale of shares of Common stock held by the Estate of Alyn R. Holt
October 18, 2017	0	14,953	$9.7000	Open market sale of shares of Common stock held by the Estate of Alyn R. Holt
October 19, 2017	0	481	$9.7000	Open market sale of shares of Common stock held by the Estate of Alyn R. Holt
October 20, 2017	0	90,061	$9.1427	Open market sale of shares of Common stock held by the Estate of Alyn R. Holt
October 23, 2017	0	14,505	$9.1918	Open market sale of shares of Common stock held by the Estate of Alyn R. Holt
October 23, 2017	0	73,377	$9.1078	Open market sale of shares of Common stock held by Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
October 24, 2017	0	30,372	$8.8466	Open market sale of shares of Common stock held by Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
October 25, 2017	0	114,816	$8.6056	Open market sale of shares of Common stock held by Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
October 26, 2017	0	41,435	$8.6577	Open market sale of shares of Common stock held by Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
October 30, 2017	0	24,223	$8.6908	Open market sale of shares of Connie Holt GST Exempt Residuary Trust u/a dated 12/10/14
October 31, 2017	0	81,767	$8.6161	Open market sale of shares of Connie Holt GST Exempt Residuary Trust u/a dated 12/10/14
November 1, 2017	0	9,789	$8.6000	Open market sale of shares of Connie Holt GST Exempt Residuary Trust u/a dated 12/10/14
November 2, 2017	0	100	$8.6000	Open market sale of shares of Connie Holt GST Exempt Residuary Trust u/a dated 12/10/14
November 6, 2017	0	12,152	$8.2029	Open market sale of shares of Connie Holt GST Exempt Residuary Trust u/a dated 12/10/14
November 7, 2017	0	22,396	$8.4651	Open market sale of shares of Connie Holt GST Exempt Residuary Trust u/a dated 12/10/14